SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 23, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Announces Dividend Record Date.

PARTNER COMMUNICATIONS ANNOUNCES DIVIDEND RECORD DATE

Rosh Ha’ayin, Israel, March 23, 2006 – Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that further to its announcement on February 1, 2006, the Extraordinary General Meeting of the Company’s shareholders has approved the distribution of cash dividend in the amount of NIS 0.65 per share, totaling approximately NIS 100 million. The dividend will be paid to shareholders of record on April 10, 2006. The Company will pay the dividend on April 27, 2006.

The ordinary shares represented by the ADSs will be entitled to the full amount of the cash dividend declared.

The Extraordinary General Meeting of the Company’s shareholders also approved the appointment of Dr. Michael Anghel to its Board of Directors. Dr. Anghel will serve as an External Director.

From 1977 to 1999, Dr. Anghel led the activities of Discount Investment Corporation Ltd. (of the IDB Group) in the fields of technology and communications.  Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999 he founded CAP Ventures, an advanced technology investment company. During 2004, Dr. Anghel served as CEO of DCM. He has been involved in various technology enterprises and has served on the boards of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the boards of Syneron Medical Ltd., Orbotech Ltd., Powerdsine Ltd., and Scopus Ltd.  Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy.  He currently serves as Chairman of the Tel Aviv University’s Executive Program, which he originally helped to found.  Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York.

Mr. Canning Fok, the Chairman of the Board of Partner, wished Dr. Anghel success in his new role.

About Partner Communications
Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.529 million subscribers in Israel. Partner subscribers can use roaming services in 163 destinations using 349 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange under the symbol PTNR.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

Contact:
Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: March 23, 2006